PROSPECTUS SUPPLEMENT NO. 1 (to prospectus dated May 22, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-279324

Up to 3,050,964 Ordinary Shares

Ordinary Warrants to Purchase up to 2,980,000 Ordinary Shares

This prospectus supplement updates, amends and supplements the prospectus dated May 22, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-279324). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K submitted to the Securities and Exchange Commission on June 17, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “NRSN” and “NRSNW,” respectively. On June 17, 2024, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $0.9329 per ordinary share and $0.2556 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 17, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Form 6-K and exhibits 99.1, 99.2 and 99.3 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File Nos. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 17, 2024, NeuroSense Therapeutics Ltd. (the “Company”) changed its accounting method from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to generally accepted accounting principles in the United States of America (“U.S. GAAP”) as of January 1, 2024. As a result, the Company re-issued its consolidated financial statements for the year ended December 31, 2023 prepared in accordance with U.S. GAAP.

Such financial statements and accompanying Operating and Financial Review and Prospects attached hereto replace the consolidated financial statements and the Operating and Financial Review and Prospects included in the Company’s Annual Report on Form 20-F filed with the SEC on April 4, 2024.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Consolidated Financial Statements as of December 31, 2023.

99.2	Operating and Financial Review and Prospects as of December 31, 2023.

99.3	Consent of Independent Registered Accounting Firm.

Exhibit Index

Exhibit No.	Description

99.1	Consolidated Financial Statements as of December 31, 2023.

99.2	Operating and Financial Review and Prospects as of December 31, 2023.

99.3	Consent of Independent Registered Accounting Firm.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: June 17, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

3

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NeuroSense Therapeutics Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NeuroSense Therapeutics Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company’s recurring losses and its expectation to incur significant additional losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Basis of Accounting

The Company’s annual consolidated financial statements for 2023 were previously prepared in conformity with International Financial Reporting Standards as issued by the IASB. As described in Note 1E to the consolidated financial statements, the Company elected to change the basis of accounting used in preparing its financial statements for it to be in conformity with U.S. generally accepted accounting principles. Consequently, the Company’s 2023 financial statements including prior years financial statements for 2022 and 2021, referred to above, are now being presented in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2020.
Tel-Aviv, Israel
June 17, 2024

NeuroSense Therapeutics Ltd.
Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2023	2022
Assets
Current assets:
Cash and cash equivalent	3	$2,640	$3,543
Short term deposits	2F	-	3,547
Other receivables	4	236	255
Restricted deposits		40	36
Total current assets		2,916	7,381

Non-current assets:
Property and equipment, net	5	85	77
Operating right of use assets	6	162	236
Restricted deposit		22	23
Total non-current assets		269	336
Total assets		$3,185	$7,717

Liabilities and shareholders’ equity
Current liabilities:
Trade payables		$1,459	$498
Other payables	7	2,000	1,228
Total current liabilities		3,459	1,726

Non-current liabilities:
Operating long-term lease liability	6	73	147
Liability in respect of warrants	8	1,412	-
		1,485	147

Total liabilities		4,944	1,873

Shareholders’ equity:	9,10
Authorized: 60,000,000 shares at December 31, 2023 and 2022; Issued and outstanding: 15,379,042 and 11,781,963 shares at December 31, 2023 and 2022, respectively		-	-
Share premium and capital reserve		24,362	21,858
Accumulated deficit		(26,121)	(16,014)
Total shareholders’ equity (deficit)		(1,759)	5,844
Total liabilities and shareholders’ equity		$3,185	$7,717

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Operations and Comprehensive Loss
(U.S. dollars in thousands, except share and per share data)

		For the year ended December 31
	Note	2023	2022	2021
Research and development expenses	11	$(7,274)	$(5,587)	$(1,394)

General and administrative expenses	12	(4,775)	(4,967)	(1,591)

Operating loss		(12,049)	(10,554)	(2,985)

Financing income (expenses), net	13	1,942	62	(235)

Net loss and comprehensive loss		$(10,107)	$(10,492)	$(3,220)

Basic and diluted net loss per share		$(0.74)	$(0.91)	$(0.52)

Weighted average number of ordinary shares used in computing basic net loss per share		13,640,168	11,504,521	6,243,411

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
(U.S. dollars in thousands, except share and per share data)

	Ordinary Shares		Share Premium and Capital	Accumulated	Total Shareholders’ Equity
	Number	Amount	Reserve	Deficit	(Deficit)
Balance as of January 1, 2021	5,582,922	$-	$2,961	$(2,302)	$659

Issuance of shares in respect of SAFE instruments	276,672	-	1,000	-	1,000
Exercise of warrants and options	3,083,940	-	1,311	-	1,311
Issuance of shares and tradable warrants, net	2,000,000	-	8,969	-	8,969
Share based compensation	-	-	2,115	-	2,115
Net loss and comprehensive loss	-	-	-	(3,220)	(3,220)

Balance as of December 31, 2021	10,943,534	$-	$16,356	$(5,522)	$10,834

Repurchase of options	-	-	(96)	-	(96)
Exercise of warrants and vested RSUs	838,429	-	3,870	-	3,870
Share based compensation	-	-	1,728	-	1,728
Net loss and comprehensive loss	-	-	-	(10,492)	(10,492)

Balance as of December 31, 2022	11,781,963	$-	$21,858	$(16,014)	$5,844

Issuance of shares and pre-funded warrants, net	1,333,600	-	806	-	806
Exercise of pre-funded warrants, options and vested RSUs	2,263,479	-	-	-	-
Share based compensation	-	-	1,698	-	1,698
Net loss and comprehensive loss	-	-	-	(10,107)	(10,107)

Balance as of December 31, 2023	15,379,042	$-	$24,362	$(26,121)	$(1,759)

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands, except share and per share data)

	For the year ended December 31
	2023	2022	2021
Cash flows from operating activities
Net loss for the year	$(10,107)	$(10,492)	$(3,220)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	21	12	3
Share based compensation	1,537	1,728	1,217
Revaluation of liability in respect to warrants	(2,191)	-	-
Revaluation of SAFE instruments	-	-	200
Loss from disposal of property and equipment	-	-	8
Financing expenses (income), net	473	41	(20)

Changes in assets and liabilities:
Decrease in operating right of use asset	74	70	-
Decrease in operating lease liability	(69)	(95)	-
Decrease (increase) in other current assets	19	55	(204)
Increase (decrease) in trade payables	961	459	(16)
Increase (decrease) in other payables	928	606	493

Net cash used in operating activities	(8,354)	(7,616)	(1,539)

Cash flows from investing activities
Purchase of property and equipment	(29)	(70)	(17)
Redemption of (investment in) short-term deposits	3,500	(3,500)	-
Investment in restricted deposit, net	(3)	(20)	-

Net cash provided by (used in) investing activities	3,468	(3,590)	(17)

Cash flows from financing activities
Issuance of SAFE instruments	-	-	800
Payment in respect of cancellation of options	-	(96)	-
Exercise of warrants and options	5	3,870	1,238
Issuance of shares, warrants and pre-funded warrants, net	3,970	-	9,864

Net cash provided by financing activities	3,975	3,774	11,902

Effects of exchange rate changes on cash and cash equivalents	8	(88)	18
Increase (decrease) in cash and cash equivalents	(903)	(7,520)	10,364

Cash and cash equivalents as at the beginning of the year	3,543	11,063	699

Cash and cash equivalents as of the end of the year	$2,640	$3,543	$11,063

Non-cash investing and financing activities:
Recognition of right of use assets	$-	$306	$-
Conversion of SAFE instruments	$-	$-	$1,000
Supplemental disclosure of cash flow information:
Interest received	$179	$49	$-

The accompanying notes are an integral part of these consolidated financial statements.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General

A.	NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”) was incorporated in Israel on February 13, 2017. NeuroSense is a clinical-stage pharmaceutical company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. The Company’s lead product candidate, PrimeC, is a novel oral formulation of a fixed dose combination composed of a specific ratio and doses of two FDA-approved drugs.

In addition to PrimeC, the Company has initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

B.	The Company currently has no products approved for sale and the Company’s operations have been funded primarily by its shareholders. To date, the Company has generated no sales or revenues, has incurred losses and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure and to advance the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds.

Based on current expected level of operating expenditures, the Company’s cash resources as at December 31, 2023 and the cash received after the reporting period (see also Note 16) shall not be sufficient to fund the Company’s operations for a period of at least 12 months from the approval of these consolidated financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise significant doubt about the Company ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

C.	On October 3, 2022, the Company established a US based subsidiary, NeuroSense US Inc. (“US Subsidiary”). From establishment through December 31, 2023, the US Subsidiary had no activity. The subsidiary will perform research and development activity and engage in possible collaboration agreements. On July, 2023, the Company established a German based subsidiary, NeuroSense GmbH (“NeuroSense GmbH “). NeuroSense GmbH will perform research and development activity and engage in possible collaboration agreements. From establishment through December 31, 2023, NeuroSense GmbH had no activity.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General (cont.)

D.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, launched extensive rocket attacks and kidnapped many Israeli civilians and soldiers. Following the attack, Israel declared war against Hamas. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict.

All of the Company’s clinical and pre-clinical research and development is currently being conducted outside of Israel, other than its 12-month open label-extension (“OLE”) study of the PARADIGM trial, partially conducted in Tel Aviv, and a Phase 2 trial for Alzheimer’s disease that we conduct in Haifa, Israel. The OLE has not been affected by the war, although the quality of the study may be adversely affected if as a result of the war patients are unable to visit the study center or the study coordinator is not able to conduct home visits and monitor the patients. In addition, in the event of a significant escalation of hostilities in northern Israel, there may be a delay in the planned Alzheimer trial. The Company may also elect to set up a site in Israel for a Phase 3 pivotal ALS trial of PrimeC, but this would be in addition to numerous other sites in Europe and the U.S., and as a result it does not expect the timeline or quality of this trial to be adversely affected by the war.

The Israel Defence Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve. Fourteen out of the Company’s current 16 employees are resident in Israel. Two of its non-management employees in Israel who do not perform critical functions have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas or other terrorist groups, and such persons may be absent for an extended period of time. As a result, its operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect its business, prospects, financial condition and results of operations.

Although until approval of these financial statements, the impact of the war on the Company was negligible, it is currently not possible to predict the duration or severity of the ongoing conflict or its effects on the Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt its business and operations, and hamper its ability to raise additional funds or sell its securities, among others.

E.

After the Company issued its annual financial statements for 2023 in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, the Company elected to change the basis of accounting used in preparing its financial statements from IFRS to United States generally accepted accounting principles (“U.S. GAAP”). Consequently, the Company’s 2023 financial statements including prior years financial statements for 2022 and 2021 have been re-presented in accordance with U.S. GAAP.

In these financial statements, the Company has applied U.S. GAAP as issued by the Financial Accounting Standards Board, or FASB, on a fully retrospective basis.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance accounting principles generally accepted in the United States of America (“US GAAP”).

B.	Use of estimates in preparation of consolidated financial statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to fair value of financial instruments and share based compensation. The Company’s management believes that the estimates, judgment, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

C.	Functional currency

The functional currency of the Company and its subsidiaries, all of which are primarily direct and integral component of the Company’s operation, is the U.S. dollar (“$” or “dollar”), as the dollar is primary currency of the economic environment in which the Company and its subsidiaries have operated and expects to continue to operate in foreseeable future.

In accordance with ASC 830, “Foreign Currency Matters”, balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the consolidated statement of operations and comprehensive loss, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are presented within financing income or expenses.

D.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

E.	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, including short-term bank deposits (with original maturity dates of up to three months from date of deposit) that are not restricted as to withdrawal or use.

F.	Short-term deposits

Short-term deposits in banking institutions for periods in excess of three months following the date of deposit. The deposits are presented in accordance with the terms of their deposit.

G.	Restricted deposits

Restricted deposits consist of deposits held in restricted deposit bank accounts including deposits held as collateral for guarantees to third parties, classified as current or non-current based on expected timing of the disbursement.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

H.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the consolidated statements of operations and comprehensive loss.

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. To date, the Company has not incurred any impairment losses.

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

%
Computers and peripherals and equipment	33
Office furniture and equipment	7 - 15
Leasehold improvements	The shorter of the lease term and the useful life

I.	Research and Development

Research and development costs are expensed as incurred.

J.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the ASC 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of certain financial instruments classified under fair value through profit or loss category falls under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of the reported periods, the fair values of the Company’s cash, cash equivalents, short-term bank deposits, current and non-current restricted deposits, other current assets, trade payables and other current liabilities approximated the carrying values of these instruments presented in the Company’s consolidated balance sheets because of their nature.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

K.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in dollar and New Israeli Shekels (NIS), are deposited with major bank in Israel. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

L.	Leases

The Company entered into non-cancelable lease agreements for offices for use in its operations, which are classified as operating leases (see below).

The Company applies ASC 842, “Leases” under which the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (i) whether the contract involves the use of an identified asset, (ii) whether the Company obtains the right to substantially all of the economic benefits from the use of the asset throughout the period of use, and (iii) whether the Company has the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all the Company’s lease contracts for premises do not meet any of the criteria above, the Company concluded that all its lease contracts should be classified as operating leases.

Right of Use (“ROU”) assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in ASC 360-10, “Property, Plant, and Equipment - Overall”, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

M.	Commitment and contingencies

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies under which a provision is recorded when it is both probable that liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

N.	Employee benefit plans

The Company’s liability for severance pay to its Israeli employees is subject to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all of the Company’s employees are entitled to monthly deposits by the Company, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds. All deposits required through December 31, 2023 have been made.

O.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowance in respect of deferred tax assets is provided for, if necessary, to reduce deferred tax assets is amounts more likely than not to be realized.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its consolidated financial statements during the reported periods and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

Taxes which would apply in the event of disposal of investment in foreign subsidiaries have not been considered in computing the deferred taxes, since the intention of the Company is to hold and not to realize the investment.

P.	Stock-based compensation

The Company’s employees’ and directors’ share-based payment awards are classified as equity awards. The Company accounts for these awards using the grant-date fair value method. For employees, the fair value of share-based payment transactions is recognized as an expense over the requisite service period for each separately vesting tranche of the award as if the award is, in-substance, multiple awards. Forfeitures are recognized as they occur.

For nonemployees, compensation costs are recognized in the same period and in the same manner the Company would if it had paid cash for those goods or services.

Q.	Basic and diluted net loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares, pre-funded warrants to purchase ordinary shares for an exercise price of $0.0001 which are exercisable immediately and fully vested RSUs outstanding during the period.

Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to options and non-vested RSUs granted under employee stock compensation plan and certain warrants granted through its Initial Public Offering (IPO) and using the if-converted method with respect to certain warrants granted through registered direct offering and accounted for as derivative liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of share options or warrants.

During the reported periods, all outstanding share options, warrants and non-vested RSUs have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policy (cont.)

R.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of the shares are recognized as a deduction from equity.

S.	Recently adopted accounting pronouncements

1.	In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments” to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. The guidance is effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Company adopted this guidance on January 1, 2023, and there was no material impact on the Company’s consolidated balance sheet and the consolidated statements of operations and comprehensive loss upon adoption.

2.	In August 2020, the FASB issued ASU 2020-06 “Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share. ASU 2020-06 is effective for the Company for annual periods beginning after December 15, 2023, and interim periods within those fiscal years. The Company plan to adopt this guidance on January 1, 2024, and there was no material impact on the Company’s consolidated balance sheet and the consolidated statements of operations and comprehensive loss upon adoption.

T.	Recently issued accounting pronouncements, not yet adopted

As an emerging growth company, the Jumpstart Our Business Startup Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

1.	In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain amendments to improve income tax disclosures effectiveness. The guidance is effective for the Company’s annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

2.	In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures” which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 3 - Cash and cash equivalent

	December 31, 2023	December 31, 2022
	U.S. dollars in thousands
Denominated in NIS	$107	$229
Denominated in USD	*2,533	3,309
Denominated in EUR	-	1
Denominated in GBP	-	4
	$2,640	$3,543

(*)	Including short term bank deposit for a period of 1-2 months at an interest rate of 5%.

Note 4 - Other receivables

	December 31, 2023	December 31, 2022
	U.S. dollars in thousands
Government agencies	$29	$24
Prepaid expenses	70	124
Other	137	107
	$236	$255

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 5 - Property and equipment, net

Balance as of December 31, 2023:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2023	$66	$25	$3	$94
Purchases during the year	26	3	-	29

Balance at December 31, 2023	92	28	3	123

Accumulated depreciation:
Balance at January 1, 2023	14	3	-	17
Depreciation during the year	20	1	(*)	21

Balance at December 31, 2023	34	4	(*)	38

Depreciated cost at December 31, 2023	$58	$24	$3	$85

Balance as of December 31, 2022:

	Computers and peripherals and equipment	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:
Balance at January 1, 2022	$8	$16	$-	$24
Purchases during the year	58	9	3	70

Balance at December 31, 2022	66	25	3	94

Accumulated depreciation:

Balance at January 1, 2022	4	1	-	5
Depreciation during the year	10	2	-	12

Balance at December 31, 2022	14	3	-	17

Depreciated cost at December 31, 2022	$52	$22	$3	$77

*	Less than $1 thousand.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 6 - Operating lease

The Company has lease agreements with respect to offices. In December 2021, the Company entered into an office space lease agreement (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period is for 24 months with an option to extend the lease period for additional two periods of 24 months each (the first one was exercised by the Company). Accordingly, the Company recognized in the consolidated balance sheet a right-of-use asset in the amount of $306 thousand concurrently with the recognition of a lease liability in the same amount.

Operating lease:

December 31, 2023
U.S. dollars in thousands
Operating right of use asset	$162
Current operating lease liability	$69
Non-Current operating lease liability	$73
Total operating lease liability	$142

Maturity analysis of the Company’s lease liability:

December 31, 2023
U.S. dollars in thousands
Less than one year	$74
Two years	78

Total operating lease payments	$152

Less: imputed interest	$(10)

Present value of lease liabilities	$142

Additional information on lease

The following is a summary of weighted average remaining lease terms and discount rate for Company’s leases:

December 31, 2023
Lease term (years)	2
Weighted average discount rate	6%

Presented hereunder are the lease payments the Company paid in the year ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Lease payments	75	79	-
	$75	$79	$-

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 7 - Other payables

	December 31,
	2023	2022
	U.S. dollars in thousands
Employees and payroll accruals	$1,481	$751
Short term lease liability	69	64
Accrued expenses	450	413
	$2,000	$1,228

Note 8 - Liability in respect of warrants

As noted in Note 9Ah below, on June 22, 2023, the Company entered into a registered direct offering under which, inter alia, the Company issued to institutional purchaser 3,000,000 warrants, each representing the right to acquire one ordinary share at an exercise price of $1.50 (either physically or on a net-cash basis at the Purchaser’s discretion) and will expire on the fifth anniversary of the original issuance date. The warrants are not considered indexed to the Company’s own stock and thus have been accounted as financial liability measured at fair-value through profit and losses until their expiration or exercise.

The Company’s financial measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2023
	U.S. dollars in thousands
Description	Fair value	Level 1	Level 2		Level 3
Liability in respect of warrants	$1,412	$-	$1,412	(*)	$-

(*)	The fair value of the warrants was determined by the management using the assistance of external appraiser and by using Black-Scholes option pricing model and the following inputs:

December 31, 2023
Financial liabilities:
Expected volatility (%)	93.91
Share price (in $)	0.785
Risk-free interest rate (%)	3.90
Expected life (years)	4.47
Dividend yield (%)	-

The following table summarizes the movement in warrant liability during the year ended December 31, 2023:

2023
U.S. dollars in thousands

Balance as at January 1, 2023	$-
Recognition of liability in respect to warrants at the initial date	3,603
Revaluation of liability in respect to warrants	(2,191)
Balance as at December 31, 2023	$1,412

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity

A.	Share capital

	Number of shares December 31
	Authorized 2023	Issued and outstanding 2023	Authorized 2022	Issued and outstanding 2022
Ordinary shares of no par value	60,000,000	15,379,042	60,000,000	11,781,963

a.

In February, May, June and July 2021, the Company entered into Simple Agreements for Future Equity (each, a “SAFE”) with four separate investors for aggregate proceeds of $800 thousand. Pursuant to the terms of each SAFE, upon consummation of an equity financing, the Company will issue to each investor the number of ordinary shares equal to the purchase amount divided by the SAFE price, which is defined as the price per share equal to 80% of the equity financing valuation (to be no less than $25,000 thousand). The SAFE Agreements also provide the investor the right to automatically receive ordinary shares in the case of a liquidity event, defined as a change of control event or an initial public offering. In the case of a liquidity event the investors are entitled to the number of ordinary shares equal to the investment amount divided by the liquidity price. The liquidity price is defined as the price per share equal to the Company’s valuation at the time of the liquidity event, multiplied by 80%, and divided by the Company’s capitalization (to be no less than $25,000 thousand).

The Company accounted for the SAFE instrument as financial liability in accordance with ASC 480-10.

The Company recorded financial expenses in the amount of $200 thousands in 2021.

b.	During 2018 and 2019, the Company entered into several Share Purchase Agreements (“SPAs”) with multiple investors pursuant to which the Company issued shares and warrants. Pursuant to the SPAs, the warrants had an exercise price of $0.67 and were set to expire on December 31, 2020. During 2020, the board of directors extended the expiration period for each warrant to December 31, 2021. In September 2021, three of the warrant holders assigned all or part of their warrants to four assignees, among whom are the Company’s CFO and related parties of the Company’s CEO and CFO).

In August and September 2021 after the said assignments, the Company received warrant exercise notices of 1,837,500 warrants, out of the total 2,130,000 warrants outstanding at that time. The other 292,500 warrants that were not exercised were waived by their owners. As a result of the said exercises, the Company received aggregate proceeds of $1,225 thousand.

c.	In May and October 2021, several option holders exercised their outstanding options to purchase 285,000 ordinary shares for a gross proceed of $10 thousand.

d.	In October 2021, several option holders, holding an aggregate amount of 961,440 options, signed an exercise notice for their options. The proceeds from such options exercise were approximately $76 thousand. As of December 31, 2023, the amount of $47 thousand from such exercises were recognized as other receivables.

e.

In December 2021, the Company closed its IPO in the United States and issued 2,000,000 units consisting of 2,000,000 Ordinary shares and 2,000,000 tradable warrants with an exercise price of $6 per share, and in term of 5 years. The total gross consideration was $12,000 thousand. The above warrants was classified to equity and the gross consideration received were allocated entirely to shareholders’ equity. Applicable issuance costs, amounting to $2,136 thousand and share-based issuance costs, amounting to $898 thousand have been allocated entirely to shareholders’ equity.

In addition, the net proceeds from the exercise of underwriter’s option were $3 thousand.

f.	In March 2022, the Company received an amount of $3,870 thousand as a result of the exercise of 645,000 warrants at a price per share of $6.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity (cont.)

A.	Share capital (cont.)

g.	On April 14, 2023, the Company entered into a sales agreement with Alliance Global Partners, pursuant to which the Company may offer and sell, from time to time, to or through the Alliance Global Partners as agent or principal, ordinary shares an at-the-market offering, having an aggregate offering price of up to $5,744 thousands. On June 22, 2023, the Company filed a prospectus supplement reflecting a reduction in the size of the at-the-market offering to $502 thousands. During the reporting period, the Company sold 3,600 ordinary shares for a gross proceed of $7 thousands through the at-the-market offering. Issuance expenses were equal to the proceeds received.

h.

On June 22, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to issue and sell, in a registered direct offering: (i) an aggregate of 1,330,000 ordinary shares, no par value, and (ii) an aggregate of 1,670,000 Pre-Funded warrants, each representing the right to acquire one ordinary share with exercise price of $0.0001, exercisable at any time until exercised in full and (iii) an aggregate of 3,000,000 Warrants. The Warrants are exercisable immediately upon issuance at an exercise price of $1.50 per Ordinary Share and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.5 million before deducting the placement agent fee and related offering expenses of $455 thousands. The warrant instrument is classified as liability with an original fair value in the amount of $3,603 thousands and the remaining amount of $897 thousands was attributed to the ordinary shares and pre-funded warrants and recognized in equity. The direct incremental issuance costs, amounting to $454 thousands, have been allocated in the same proportion as the gross proceeds. An amount of $365 thousands was allocated to the ordinary warrants and carried directly to profit or loss as finance expense and an amount of $91 thousands was allocated to the ordinary shares and the pre-funded warrants and recognized as a reduction of equity.

i.	On June 23, 2023, one of the Company’s employees exercised 126,000 options into 126,000 ordinary shares for a total consideration of $5 thousands.

j.	During October 2023, 1,670,000 Pre-Funded warrants were exercised into 1,670,000 ordinary shares of the Company. See also Note 9Ah above.

B.	Ordinary Shares Right

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment

On December 16, 2018, the Company’s board of directors approved an employee share option plan (“ESOP”). According to the provisions of the ESOP, the exercise period, exercise price and vesting conditions for each option grant will be determined by the board of directors. The number of shares reserved for issuance is subject to an annual increase to be added as of the first day of the Company’s fiscal year, equal to 4% of the total number of shares issued and outstanding on a fully-diluted basis as of the end of the immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion). Ordinary shares subject to options granted under the 2018 Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the 2018 Plan.

The expiration date of the options granted to employees and directors is after 10 years from the grant date. Relating to options granted to services providers, the expiration date of the options is between 3-10 years from the grant date. In addition, pursuant to the grant letters, the options granted to employees, directors and service providers shall become vested and exercisable upon any merger or consolidation in which the Company is a constituent party as described in the grant letters (“Exit Event”).

On October 31, 2021, the Company’s board of directors approved an amendment to the Company’s 2018 Employee Share Option Plan. The amendment determines that the total number of underlying shares reserved for future issuance under the plan and any modification thereof, shall be:

●	900,000 shares, plus

●	An annual increase to be added as of the first day of the Company’s fiscal year, beginning in 2022 and occurring each year thereafter through 2032, equal to 4% of the total number of ordinary shares issued and outstanding on a fully-diluted basis as of the end of the Company’s immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the board of directors in its sole discretion).

Following this amendment, the number of shares reserved under this plan was 1,151,130. As of December 31, 2023, 233,543 ordinary shares are available for future grant.

1.	In March 2021, the Company’s board of directors approved the grant of 15,000 options to a certain service provider of the Company. The options had an exercise price of $1.67 per share. The options were to vest quarterly over one year starting June 2021. On October 31, 2021, the Company’s board of directors approved a new grant to such service provider. Accordingly, the Company granted 22,500 options with the following terms:

●	10,500 options have an exercise price of $1.67 per share. The options vest immediately upon an IPO.

●	6,000 options have an exercise price of $1.67 per share. The options vested on December 15, 2021.

●	6,000 options have an exercise price of $1.67 per share. The options vested on March 15, 2022.

The options are exercisable if the Company receives services from the service provider during the mentioned period.

The Company accounted the new grant as a modification to the existing grant.

2.	In July 2021, the Company granted 21,000 options to the Company’s chief financial officer. The options have an exercise price of $0.03 per share. The options vest monthly over seven months starting June 2021. Pursuant to his employment agreement, the Company agreed that to the extent the value of such options at the Company’s IPO is less than $200,000, the Company shall grant additional options. In October 2022, the Company granted 35,980 RSU’s is respect with the above.

3.	In August 2021, the Company’s board of directors approved the grant of 9,000 options to an employee. The options have an exercise price of $5.33 per share. The options vest quarterly over 3 years starting September 2021.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment (cont.)

4.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved the following awards to the Company’s current management and directors subject to an IPO:

●	108,000 RSUs to each of the Company’s Chief Executive Officer and Chief Financial Officer, which vest on a quarterly basis over 3 years, commencing December 13, 2021.

●	192,000 options to the Chairman of the Board. The options vest over four years on a quarterly basis commencing October 1, 2021 at an exercise price equal to $3.51.

●	72,000 options to a director. The options have an exercise price of $3.51 per share. The commencement date of the Option’s is December 13, 2021 (the “Vesting Commencement Date”). The Options vest as follows: one-third vest one year from the Commencement Date and the remainder vest quarterly over the following two year period.

5.	On October 31, 2021, the Company’s board of directors approved the grant of 108,000 options to the Company’s Chief Medical Officer. The options have an exercise price of $3.51 per share and vest on a quarterly basis over 3 years starting December 2021.

6.	On November 9, 2021, the Company’s board of directors approved the extension of the exercise period of options of two employees, which, pursuant to their original terms would have been expire if not exercised before the completion of the IPO. According to the grant letter, at the event of an IPO, all unvested options were fully vested, and accordingly, the remaining unrecognized expenses were recorded immediately upon such vesting.

7.

On December 9, 2021, the underwriter (see Note 9Ae), partially exercised its right to purchase an additional 300,000 warrants for a total consideration of $3 thousands. The warrants have an exercise price of $6 per share and expire 5 years after the issuance date. These warrants were treated as issuance costs, which amounted to $681 thousand based on third party valuation, and have been recorded in equity as a reduction of the share premium.

Furthermore, as part of the offering, the Company issued 100,000 warrants to the underwriters as share-based issuance costs. The warrants have an exercise price of $7.5 per share and expire 5 years after date of issuance and can be exercised after June 8, 2022. These options were also treated as issuance costs and amounted to $217 thousand based on third party valuation.

8.	On December 13, 2021, upon the completion of the Company’s IPO, 961,440 options were exercised into shares (refer to Note 9Ad above) and 20,130 Options were expired. Those options previously granted to Company’s service providers, which, according to their grants, are vested upon a successful consummation of the IPO and the remaining unrecognized expenses were recorded immediately upon such vesting.

9.	On January 10 and January 11, 2022, the Company’s entered into option settlement agreement (“Agreements”) with certain consultants of the Company. According to the Agreements, the Company exchanged 27,000 options granted to certain consultants with cash payments in the aggregate of $96 thousands. The cash payment is deemed as the sole and complete settlement of the promised options. The Company recorded an additional expense of $23 thousand for such settlement which was recorded in profit and loss. The Company recorded the settlement agreement as a reduction in share premium and capital reserve.

10.	On January 25, 2022 and March 10, 2022, the Company’s board of directors and shareholders, respectively, approved the compensation of each of the Company’s external directors and a newly appointed director. Such compensation included the grant of 72,000 options to each such director at an exercise price of $1.43 per share (total 216,000 options to three directors), pursuant to the Company’s 2018 Employee Share Option Plan. One-third of each option award vests one year from the grant date and the remainder vests quarterly and becomes fully vested three years from the grant date. The options expire 10 years after grant date.

11.	On January 25, 2022, the Company’s board of directors approved the grant of aggregate amount of 192,000 options to several employees. The options have an exercise price of $2.18 per share. The options vest quarterly over three years starting January 25, 2022. The options expire 10 years after grant date.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment (cont.)

12.	In March 2022, the Company’s board of directors approved the grant of aggregate amount of 36,000 options to an employee and amount of 5,000 options consultant of the Company. The options have an exercise price of $3.97 and $2.18, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

13.	In July and August 2022, the Company’s board of directors approved the grant of aggregate amount of 20,000 options to a consultant and an amount of 120,000 options to several employees of the Company. The options have an exercise price of $2.18 and $1.99, respectively, per share. The options vest quarterly over three and one years, respectively, from grant date. The options expire 10 years after grant date.

14.	During 2022 the Company issued 85,449 of its ordinary shares to certain consultants in exchange for their services, with fair value of $119 thousands. One of the consultants received 44,000 shares of restricted stock which were issued in 4 equal installments and subject to 2 year lock-up period. Other consultant’s shares are subject to 6 months restriction period (which ended by December 31, 2022).

15.	On March 20, 2023, the Company’s board of directors, approved the following awards:

●	Grant of 320,479 RSUs to certain officers, in lieu of cash with respect to the 2022 bonus plan grants in the amount of $161 thousand. The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones. The Company met the milestones in 2023 and therefore the vesting was accelerated accordingly.

●	A bonus for certain employees in the form of 100,000 and 60,000 RSU’s. The RSUs vest on a quarterly basis over one year following the grant and on an annual basis over three years following the grant, respectively.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, a raise of additional 30% of the annual 2022 bonus will be granted to the Company’s CEO.

●	The grant of 13,628 Options to a consultant of the Company in in a total fair value of $22,500. The options have an exercise price of $1.82 per share. The options will vest monthly, over 9 months commencing January 1, 2023. The options expire 10 years after their grant date.

16.	On May 30, 2023, the Company granted 160,000 RSUs to directors of the Company. The RSUs have an exercise price of $1.53 per share. The RSUs shall vest entirely on the first anniversary of the vesting commencement date, provided that no termination of employment of the grantee occurs prior to such anniversary.

17.	On August 15, 2023, the Company’s board of directors approved the grant of aggregate amount of 60,000 options to several employees. The options have an exercise price of $0.96 per share and vest quarterly over 3 years starting August 15, 2023, and (ii) the grant of 9,000 options to an employee. The options have an exercise price of $0.96 per share and vest annually over 3 years starting August 15, 2023.

The weighted average grant date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $0.80, $1.40 and $4.33 per option, respectively. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2023 and 2021 was $1.75 and $3.72 per RSU, respectively.

Stock-based compensation expenses recognized in profit and loss as an operating expense based on fair value of the option at the grant date by using Binominal option pricing model for employees and directors and Black and scholes pricing model for non-employees. The inputs for the valuation analysis of the share options include several assumptions of which the most significant are the fair market value of the underlying ordinary share, the expected share price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of peer companies in the same industry on weekly basis. Expected option term represents the period that the Company’s share options are expected to be outstanding and is set as an exercise coefficient based on academic empirical papers. Risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. Forfeitures are recognized as they occur.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment (cont.)

The following table lists the inputs used for calculation of fair value of the options granted to employees and directors for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Expected volatility	91.80% - 93.51%	93.63% - 93.79%	91.60% - 95.01%
Exercise price	0.96 - 1.99	1.43 - 3.97	0.03 - 5.33
Share price (1)	0.96 - 1.99	1.43 - 3.97	3.72 - 18.19
Risk-free interest rate	3.24% - 4.35%	2.12% - 2.46%	1.42% - 1.81%
Dividend yield	0	0	0
Expected life (years)	10	10	10

The following table lists the inputs used for calculation of fair value of the options granted to consultants for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Expected volatility	100.540%	93.64%	94.25% - 94.90%
Exercise price	1.82	2.18	1.67
Share price (1)	1.82	1.41 - 1.96	3.72 - 15.16
Risk-free interest rate	3.64%	1.91% - 2.91%	1.68% - 1.72%
Dividend yield	0	0	0
Expected life (years)	10	10	10

(1)	Share price for options granted during January 2019 - September 2020 was determined based on the implied share price in recent capital raising and for grants after that date, in light of significant achievements in clinical trials and absence of recent fundraising reflecting embodying the said achievements, was calculated using discounted cash flows model, with the following assumptions: projected revenues, projected operating expenses, projected EBITDA margin, projected taxes on income and weighted-average cost of capital of 30%. From October 2021 to December 2021, the Company determined its value based on two scenarios: (i) a stay private scenario (which included a private M&A transaction) and (ii) an IPO scenario. The DCF method was used to determine the Company’s value for the stay private scenario and for the IPO scenario, the value was determined based on underwriters’ indication for the possible range of the share price in the anticipated IPO. The Hybrid Method was utilized to allocate the Company’s value appropriately to determine the fair value of its ordinary shares. The Hybrid Method considered the following future liquidity event scenarios: (1) a stay private scenario (which included a private M&A transaction) and (2) an IPO scenario applying a probability weighting of 60% and 40% to the stay private and the IPO scenarios, respectively, after considering the Company’s stage of development, the stage of IPO discussions and potential volatility in the market. From December 2021, following the completion of the Company’s underwritten IPO, the share price is based on its market value.

The following table lists the inputs used for calculation of fair value of the underwriters warrants granted for the year ended December 31, 2021:

Expected volatility	90.59%
Exercise price	$7.5
Share price	$3.72
Risk-free interest rate	1.23%
Dividend yield	0
Expected life	5

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Share Based Payment (cont.)

The following table summarizes the share option activity for employees, directors, and non-employees for the annual periods ended on December 31, 2023 and 2022:

	Number of	Weighted Average	Weighted average remaining	Intrinsic value
	Share Options	Exercise Price	contractual life (years)	U.S. dollars in thousands
Options outstanding at January 1, 2023	1,160,500	$2.16	8.76	$247
Granted	82,628	$1.10
Exercised	(126,000)	0.03
Forfeited	(48,000)	$2.09
Options outstanding at December 31, 2023	1,069,128	$2.30	8.15	$62
Exercisable at December 31, 2023	652,878	$2.26	8.00	$62

The following table summarizes the RSU’s activity for the annual periods ended on December 31, 2023 and 2022:

		Weighted average grant date fair value
	Number of RSUs	U.S. dollars in thousands
Outstanding at January 1, 2023	144,000	$176
Granted	640,479
Exercised	(467,479)
Outstanding at December 31, 2023	317,000	$249

The share-based expense recognized in the statements of operations were as follows:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Share-based compensation expense - Research and development	$575	$570	$281
Share-based compensation expense - General and administrative	962	1,158	936
	$1,537	$1,728	$1,217

During 2021, in addition to the share-based compensation expenses that have been recorded in profit and loss, share-based compensation in the amount of $898 thousands has been allocated to the issuance of shares and tradable warrants and accordingly recorded as a reduction of the share premium.

As of December 31, 2023, there was $376 thousands of unrecognized compensation expense related to unvested options and RSUs. Such unrecognized expenses will be recognized over a weighted average period of approximately 0.59 years.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Research and development expenses

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Subcontractors and consultants	$4,793	$3,612	$628
Share-based compensation	575	570	281
Salaries and social benefits (*)	1,905	1,405	447
Others	1	-	38
	$7,274	$5,587	$1,394

Note 12 - General and Administrative Expenses

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Professional services	$1,486	$1,085	$372
Share-based compensation	962	1,158	936
Salaries and social benefits (*)	1,011	1,014	74
Insurance	511	1,174	68
Traveling abroad	164	165	50
Others	641	371	91
	$4,775	$4,967	$1,591

(*)	During 2023, 2022 and 2021 the Company paid to pension funds and to insurance companies an amount of $104 thousand, $85 thousand and $14 thousand which are included in Company’s salary expenses under research and development and general and administrative expenses, respectively.

Note 13 - Financing Income (expenses), net

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Finance Income:
Revaluation of warrants	$2,191	$-	$-
Deposit interest	178	91	-
Exchange rates	21	-	-
	$2,390	$91	$-
Finance Expenses:
Revaluation of SAFE instruments	$-	$-	$(200)
Issuance costs	(439)	-	-
Exchange rates	-	(22)	(33)
Bank fees	(9)	(7)	(2)
	$(448)	$(29)	$(235)

Total financing income, net	$1,942	$62	$(235)

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 14 - Related Parties Balances and Transactions

A.	Balances with related parties:

	As of December 31,
	2023	2022
	U.S. dollars in thousands
Other payables – Officers and Directors	$1,012	$475
	$1,012	$475

B.	Transactions with related parties:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Salary fees(1)	$1,932	$1,510	$257
Directors consultancy fees(2)	310	310	29
Share based payment expense (refer to Note 10)	1,243	1,128	738
	$3,485	$2,948	$1,024
(1) Number of related parties	5	3	3
(2) Number of directors	5	5	4

1.	On June 1, 2021, the Company signed an employee agreement with its Chief Financial Officer according to which the Company will pay a monthly fee for his services. In addition, as part of the agreement, Chief Financial Officer was granted with 21,000 options (refer to Note 10(2)). Under the employment agreement, it was agreed that to the extent that economical value of the Options at such time that the Company consummates its IPO (the “Options Valuation”) will be, in the aggregate, less than $200 thousand, then the Company shall allocate to the Employee additional Options equal, in the aggregate, to the difference between the Options Valuation and $200 thousand.

2.	On October 31, 2021, the Company’s board of directors recommended that the shareholders approve, and on November 7, 2021 the Company’s shareholders approved, among others, the following:

●	Compensation packages for the Company’s executive officers, consisting of (i) an annual base salary payable in cash and (ii) a target annual bonus based on a combination of Company performance and personal goals and (iii) share based compensation (refer to Note 10(4)).

●	Compensation package for the chairman and other independent and external directors, consisting of (i) an annual retainer payable in cash, (ii) additional cash retainers for committee chairmanship and committee service, and (iii) share based compensation (refer to Note 10(4)).

●	On May 10 and June 21, 2022, the Company’s board of directors and shareholders, respectively, approved a bonus plan for 2022 for the Company’s officers. The bonus plan defined specified millstones (in fields of clinic trail progress, business developments and raise of money) which their achievements entitled the officers with different percentages out of fix amount of bonus. As detailed in the plan, such bonuses (if entitled) will be paid in cash or, if the Company has less than $6 million of cash and cash equivalents and deposits on December 31, 2022, a number of ordinary shares of the Company with a value equal to the cash bonus amount to which the officer would otherwise have been entitled, valuing each ordinary share at the closing price of the Company’s shares on Nasdaq on December 31, 2022. Since the cash and cash equivalents and deposits on December 31,2022 was more than $6 million, the 2022 bonus should have been paid in cash. Based on the goals achieved as of December 31, 2022, the Company recorded a payment liability in the amount of $370 thousand which has been recorded as salary fee in the year ending December 31, 2022. In March 2023, certain officer’s 2022 bonus was replaced by issuance of RSUs and an update to 2022 annual bonus of the CEO was approved (see also Note 10).

3.	During March and May 2023, certain officers and directors were granted with options and RSUs, see also Note 10.

NeuroSense Therapeutics Ltd.
Notes to the Consolidated Financial Statements

Note 15 - Income Taxes

A.	Israeli taxation:

The tax rate relevant to the Company in the years 2023, 2022 and 2021 was 23%.

As of December 31, 2023, the Company has net operating losses carryforward for Israeli income tax purposes of approximately $14,412, which can be offset against future taxable income for an indefinite period of time.

The Company has final (considered final) tax assessments through the 2018 tax year.

B.	Deferred income taxes reflect the net tax effects of net operating loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows:

	For the year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Net operating loss carryforward	$3,315	$1,649	$717
Research and development credits	1,395	447	234
Operating right of use asset	(35)	(54)	-
Operating lease liability	33	14	-
Vacation and convalescence accrual	50	33	2
Net deferred tax asset before valuation allowance	4,758	2,089	953

Valuation allowance	(4,758)	(2,089)	(953)
	$-	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2023 and 2022.

C.	During the years ended December 31, 2023, 2022 and 2021, the main reconciling item between the statutory tax rate of the Company (as noted in Note 15A1) and the effective tax rate is mainly the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carryforward and other temporary differences due to the uncertainty of the realization of such deferred taxes.

Note 16 - Subsequent Events

Purchase Agreement

On April 10, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the institutional purchaser (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Purchaser (i) an aggregate of 1,732,000 ordinary shares, no par value; (ii) an aggregate of 1,248,000 pre-funded warrants, each representing the right to acquire one ordinary share at an exercise price of $0.0001 (either physically or on a net-cash basis at the Purchaser’s discretion), exercisable at any time upon their issuance until exercised in full and (iii) an aggregate of 2,980,000 Warrants, each representing the right to acquire one ordinary share at an exercise price of $1.50 (either physically or on a net-cash basis at the Purchaser’s discretion) and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.47 million.

Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in in accordance with generally accepted accounting principles of the United States of America, or U.S. GAAP. Unless otherwise indicated or the context otherwise requires, all references herein to the terms “NeuroSense,” “NeuroSense Therapeutics,” the “Company,” “we,” “us” and “our” refer to NeuroSense Therapeutics Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this exhibit are translated using the rate of NIS 3.7230 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 14, 2024.

Forward Looking Statements

This exhibit contains forward-looking statements concerning among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our ability to enter into and maintain strategic collaborations, our intellectual property position; our results of operations, cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. Many of the forward-looking statements contained in this exhibit can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report on Form 20-F, filed with the SEC on April 4, 2024, or the Annual Report, and our other filings with the SEC from time to time. These risks and uncertainties include factors relating to:

●	the going concern reference in our financial statements and our need for substantial additional financing to achieve our goals;

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of such regulatory clarity and approvals and of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business; and

●	the impacts on our ongoing and planned trials and manufacturing as a result of the war in Israel.

The preceding list is not intended to be an exhaustive list of all of our risks and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this exhibit will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of the 6-K that accompanies this exhibit, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.

The forward-looking statements and opinions contained in this exhibit are based upon information available to us as of the date of the 6-K that accompanies this exhibit and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this exhibit speak only as of the date of the 6-K that accompanies this exhibit, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this exhibit, and the documents that we reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from neurodegenerative diseases, including ALS, AD and PD. We believe these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is utilizing a combined therapeutic approach to target multiple disease-related pathways.

Our lead therapeutic candidate, PrimeC, is a novel extended-release oral formulation, fixed-dose combination of two FDA-approved drugs, ciprofloxacin and celecoxib. PrimeC is designed to treat ALS by modulating microRNA synthesis, iron accumulation, and neuroinflammation, all of which are hallmarks of ALS pathology. The FDA and the EMA have granted PrimeC orphan drug designation for the treatment of ALS. In addition, the EMA has granted PrimeC the SME status, which offers significant potential benefits leading up to and following drug regulatory approval. We believe PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

We have incurred operating losses in each year since our inception. We incurred net losses of $10.1 million and $10.5 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $26.1 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	continue the clinical development of PrimeC;

●	continue the preclinical development of our other product candidates;

●	file an NDA seeking regulatory approval for any product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we obtain manufacturing approval;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure to support our research and development;

●	hire additional clinical development, quality control and manufacturing personnel;

●	incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

A. Operating Results

Revenue

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of products in the near future.

Operating Expenses

Our current operating expenses consist primarily of research and development as well as general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of:

●	salaries for research and development staff and related expenses, including employee benefits and share-based compensation expenses;

●	expenses for production of our product candidates by contract manufacturers;

●	expenses paid to contract research organizations and other third parties in connection with the performance of preclinical studies, clinical trials and related expenses;

●	expenses incurred under agreements with other third parties, including subcontractors, suppliers and consultants that conduct formulation development, regulatory activities and preclinical studies;

●	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials.

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of December 31, 2023, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. See “Risk Factors—Risks Related to Our Business and Strategy” in our Annual Report. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and human resource functions, insurance costs, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

In addition, if any of our product candidates receives regulatory approval and if we determine to invest in building a commercial infrastructure to support the marketing of our products, we expect to incur greater expenses.

Financing Income (Expenses), net

Our net financing expenses (income), net consist primarily of fair value revaluation of warrants, issuance costs, interest income on deposits, interest expenses on lease liability and differences in the exchange rate between NIS and the U.S. Dollar.

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $14.4 million as of December 31, 2023. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Our results of operations for the years ended December 31, 2023 and 2023 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Statement of Operations:
Research and Development Expenses	7,274	5,587
General and Administrative Expenses	4,775	4,967
Operating Loss	12,049	10,554
Financing Income, net	(1,942)	(62)
Net Loss and Comprehensive Loss	10,107	10,492
Basic and Diluted Net Loss per Share	0.74	0.91
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	13,640,168	11,504,521

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Subcontractors and consultants	$4,793	3,612
Share-based compensation	575	570
Salaries and social benefits	1,905	1,405
Others	1	-
Total research and development expenses	$7,274	5,587

Our research and development expenses for the years ended December 31, 2023 and 2022 were $7,274 thousand and $5,587 thousand, respectively. The increase of $1,687 thousand, or 30.2%, was mainly attributed to (i) an increase of $500 thousand in salaries and social benefits, mainly due to an increase in the number of employees, and (ii) an increase of $1,181 thousand, or 32.7% in subcontractor and consulting expenses relating to clinical programs.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
	2023	2022
	U.S. dollars in thousands
Professional services	$1,486	1,085
Share-based compensation	962	1,158
Salaries and social benefits	1,011	1,014
Insurance	511	1,174
Traveling abroad	164	165
Others	641	371
	$4,775	4,967

Our general and administrative expenses for the years ended December 31, 2023 and 2022 were $4,775 thousand and $4,967 thousand, respectively. The decrease of $192 thousand, or 3.9%, was primarily attributable to (i) a $196 thousand, or 16.9%, decrease in share-based compensation expenses due to less grants of options and RSUs to our employees, directors and service providers, (ii) a decrease of $663 thousand, or 56.5%, in insurance costs as a public company, and (iii) a $401 thousand, or 37%, increase in professional services expenses.

Financing Income, net

Our financing income, net for the years ended December 31, 2023 and 2022 was $1,942 thousand and $62 thousand, respectively. The change in financing income was primarily attributable to $2,191 thousand of revaluation of the warrants and deposit interest of $87 thousand, offset by $439 thousand of issuance costs.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2023, we incurred a net loss of approximately $10.1 million, while net cash of approximately $8.4 million was used in our operating activities. As of December 31, 2023, we had a negative working capital of approximately $0.5 million and an accumulated deficit of approximately $26.1 million. As of December 31, 2023, our cash and cash equivalents totaled approximately $2.6 million.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business, and our financial status creates a doubt whether we will continue as a going concern. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Through December 31, 2023, we have financed our operations primarily through our initial public offering, public and private offerings of our equity securities, proceeds from the exercise of warrants and options, and crowd funding of equity securities. Total gross invested capital as of December 31, 2023 was approximately $25.0 million, which included ordinary shares, SAFE agreements, options and warrants to purchase ordinary shares.

In May, June and July 2021, we received $0.80 million from SAFE agreements, in September 2021, we received an additional $1.23 million from previous investors as a result of their exercise of outstanding warrants, in December 2021, we received gross proceeds of approximately $12.0 million from our initial public offering, and during 2022 we received approximately $3.87 million following exercise of warrants.

In April 2023, we entered into a sales agreement, or ATM, with A.G.P./Alliance Global Partners, or AGP, pursuant to which we may offer and sell, at our option, up to $5,743,677 of our ordinary shares through an at-the-market equity program under which AGP agreed to act as sales agent. In June 2023, we and AGP reduced the maximum aggregate offering amount under the ATM program to $502.30, and in October 2023, we terminated the ATM program with having sold 3,600 ordinary shares for aggregate gross proceeds of $7.2 thousand.

In June 2023, we received additional gross proceeds of approximately $4.5 million before deducting placement agent fee and related offering expenses million from a registered direct offering. Total issuance expenses in connection with the offering were $0.45 million.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2023 and 2022:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Net cash used in operating activities	$(8,354)	(7,616)
Net cash provided by (used in) investing activities	3,468	(3,590)
Net cash provided by financing activities	3,975	3,774
Effects of exchange rate changes on cash and cash equivalents	8	(88)
Decrease in cash and cash equivalents	$(903)	(7,520)

Net cash used in operating activities

Net cash used in operating activities was $8,354 thousand and $7,616 thousand for the years ended December 31, 2023 and 2022, respectively. The $738 thousand increase was attributable primarily to the increase in our increase in (i) our research and development expenses relating to our clinical study and (ii) general and administrative expenses mainly due to an increase in professional services and salary and related benefits.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $3,468 thousand and ($3,590) thousand for the years ended December 31, 2023 and 2022, respectively. The $7,058 thousand increase was attributable primarily to changes in the investment in short-term and restricted deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $3,975 thousand and $3,774 thousand for the years ended December 31, 2023 and 2023, respectively. The increase was primarily due to the higher proceeds from issuance of shares, warrants and pre-funded warrants in 2023 compared to the proceeds from exercise of warrants in 2022.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2023, we had cash and cash equivalents of $2.6 million. We believe that our existing cash and cash equivalents will not be sufficient to fund the Company’s operations for a period of at least 12 months from the date of approval of our consolidated financial statements.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing and completion of clinical trials for PrimeC;

●	preclinical studies and clinical trials for our other product candidates;

●	the costs related to obtaining regulatory approval for PrimeC and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

●	selling, marketing and patent-related activities undertaken in connection with the commercialization of PrimeC and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

●	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights;

●	potential new product candidates we identify and attempt to develop; and

●	revenues we may derive either directly or in the form of royalty payments from future sales of PrimeC and any other product candidates.

For more information as to the risks associated with our future funding needs, see “Risk Factors — We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations” in our Annual Report.

Contractual Obligations and Commitments

As of December 31, 2023, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices. In December 2021, we entered into an office space lease agreement in Herzilya, Israel (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period was for 24 months with an option to extend the lease period for additional two periods of 24 months each. We exercised the first period option, and we expect to exercise the second option for an additional lease period.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Offerings

On June 22, 2023, we sold to health-care focused institutional purchaser (i) an aggregate of 1,330,000 of our ordinary shares at an offering price of $1.50 per share and (ii) pre-funded warrants to purchase up to an aggregate of 1,670,000 ordinary shares at an offering price of $5.499 per pre-funded warrant, in a registered direct offering. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). In a concurrent private placement, we also issued an aggregate of 3,000,000 ordinary warrants, each representing the right to acquire one ordinary share, at the same purchase price in the registered direct offering. The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.50 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the registered direct offering and concurrent private placement were approximately $4.5 million, before deducting the placement agent fee and related offering expenses. The offerings closed on June 26, 2023. As of the date of this 6-K, the pre-funded warrants have been exercised in full.

Reconciliation of IFRS to U.S. GAAP

Our audited consolidated financial statements included in this Form 6-K are our first consolidated financial statements prepared in accordance with U.S. GAAP. The financial statements were presented in US GAAP from date of inception.

For all periods up to and including the year ended December 31, 2023, the Company prepared its financial statements in accordance with United States generally accepted accounting principles. An explanation of the principal adjustments made in representing its IFRS financial statements, in order to comply with U.S. GAAP, is provided below.

The following tables present a reconciliation of the consolidated balance sheet as of December 31, 2023 and 2022 of IFRS compared to U.S. GAAP:

		December 31, 2023
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,640	-	2,640
Other receivables		236	-	236
Restricted deposits		64	-	64

Total current assets		2,916	-	2,916

NON-CURRENT ASSETS:
Operating lease right of use assets	i	153	9	162
Property and equipment, net		85	-	85
Restricted deposit		22	-	22

Total non-current assets		260	9	269

Total assets		3,176	9	3,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		1,459	-	1,459
Other payables		2,000	-	2,000

Total current liabilities		3,459	-	3,459

NON-CURRENT LIABILITIES:
Long-term operating lease liability		73	-	73
Liability in respect of warrants	ii	1,518	(106)	1,412

Total non-current liabilities		1,591	(106)	1,485

SHAREHOLDERS’ EQUITY:	iii, v
Authorized: 60,000,000 shares at December 31, 2023 and 2022; Issued and outstanding: 15,379,042 and 11,781,963 shares at December 31, 2023 and 2022, respectively		-	-	-
Share premium and capital reserve		30,192	(5,830)	24,362
Accumulated deficit		(32,066)	5,945	(26,121)

Total shareholders’ equity		(1,874)	115	(1,759)

Total liabilities and shareholders’ equity		$3,176	9	$3,185

		December 31, 2022
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		3,543	-	3,543
Short term deposits		3,547	-	3,547
Other receivables		255	-	255
Restricted deposits		36	-	36

Total current assets		7,381	-	7,381

NON-CURRENT ASSETS:
Property and equipment, net		77	-	77
Operating lease right of use assets		229	7	236
Restricted deposit		23		23

Total non-current assets		329	7	336

Total assets		7,710	7	7,717

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		498	-	498
Other payables		1,228	-	1,228

Total current liabilities		1,726	-	1,726

NON-CURRENT LIABILITIES:
Long-term operating lease liability		147	-	147
Liability in respect of warrants		218	(218)	-

Total Long-term liabilities		365	(218)	147

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:	iii, v
Authorized: 60,000,000 shares at December 31, 2023 and 2022; Issued and outstanding: 15,379,042 and 11,781,963 shares at December 31, 2023 and 2022, respectively		-	-	-
Share premium and capital reserve		26,405	(4,547)	21,858
Accumulated deficit		(20,786)	4,772	(16,014)

Total shareholders’ equity		5,619	225	5,844

Total liabilities and shareholders’ equity		$7,710	7	$7,717

The following table presents a reconciliation of the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021 of IFRS compared to U.S. GAAP:

		Year ended December 31, 2023
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Research and development expenses	iii	$(7,588)	$314	$(7,274)
General and administrative expenses	i, iii	(5,714)	939	(4,775)

Operating loss		(13,302)	1,253	(12,049)

Financing income, net	i, ii, v	2,022	(80)	1,942

Net loss		$(11,280)	$1,173	$(10,107)

Basic and diluted net loss per share		$(0.83)	$0.09	$(0.74)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		13,640,168	-	13,640,168

		Year ended December 31, 2022
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Research and development expenses	iii	$(6,416)	$829	$(5,587)
General and administrative expenses	i, iii	(7,136)	2,169	(4,967)

Operating loss		(13,552)	2,998	(10,554)

Financing income, net	i, ii, v	1,212	(1,150)	62

Net loss		$(12,340)	$1,848	$(10,492)

Basic and diluted net loss per share		$(1.07)	$0.16	$(0.91)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		11,504,521	-	11,504,521

		Year ended December 31, 2021
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Research and development expenses	iii	$(3,082)	$1,688	$(1,394)
General and administrative expenses	i, iii	(2,505)	914	(1,591)

Operating loss		(5,587)	2,602	(2,985)

Financing income (expense), net	i, ii, iv, v	1,546	(1,781)	(235)

Net loss		$(4,041)	$821	$(3,220)

Basic and diluted net loss per share		$(0.65)	$0.13	$(0.52)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		6,243,411	-	6,243,411

Notes to the main adjustments and reclassifications made in order to comply with U.S. GAAP:

i.	Operating lease right of use assets:

Under IFRS, we have recognized depreciation expense of operating lease right of use assets and interest expense on lease liabilities. Under U.S. GAAP we recognized a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. As a result, as of December 31, 2023, operating lease right of use assets has increased by approximately $9 thousand, finance expenses decreased by approximately $11 thousand and general and administrative expense increased by approximately $9 thousand for the year ended December 31, 2023. In addition, as of December 31, 2022, operating lease right of use assets has increased by approximately $7 thousand, finance expenses decreased by approximately $15 thousand and general and administrative expense increased by approximately $9 thousand for the year ended December 31, 2022.

ii.	Warrants exercisable into shares:

Under IFRS, we recognized certain warrants and pre-funded warrants as a liability due to cashless exercise mechanism and certain adjustments out the control of the Company. Changes in fair value of warrants which were classified as liability from commitment date to each reporting date were recorded as financial income (expense) in our statement of operations and comprehensive loss. Under U.S. GAAP, we recognized certain warrants and pre-funded warrants as part of the shareholders equity. As a result, as of December 31, 2023, warrants exercisable into shares were classified under equity, finance income decreased by approximately $95 thousand in the year ended December 31, 2023, finance income decreased by approximately $1,166 thousand in the year ended December 31, 2022 and finance income increased by approximately $1,580 thousand in the year ended December 31, 2021.

iii.	Options exercisable into shares:

Under IFRS, we measured the fair value of certain options granted to consultants at each reporting period whereby cumulative catch up was recognized as stock-based compensation expenses in our statement of operations and comprehensive loss. In addition, the determination of grant date used for measuring the fair value of options which their vesting is subject to existence of IPO was the board of directors grant approval date. Under U.S. GAAP, the fair value of options granted to consultants is determined at the applicable grant date with no further remeasurement at subsequent periods. In addition, the determination of grant date used for measuring the fair value of options which their vesting is subject to existence of IPO was the IPO date. As a result, in the year ended December 31, 2023, the research and development expenses and general and administrative expenses decreased by $314 and $947 thousand, respectively, in the year ended December 31, 2022, the research and development expenses and general and administrative expenses decreased by $1,022 and $2,357 thousand, respectively and in the year ended December 31, 2021, the research and development expenses and general and administrative expenses decreased by $1,688 and $913 thousand, respectively.

iv.	Simple Agreements for Future Equity (SAFE):

Under IFRS, we classified the SAFE instrument as part of the Company's equity at issuance date. Under U.S. GAAP, the SAFE instrument was accounted for as financial liability. As a result, in the year ended December 31, 2021, the finance expenses increased by $200 thousand.

v.	Certain reclassifications have been made to the consolidated balance sheets. Such reclassifications affect the presentation of certain items in the consolidated balance sheets, and have no impact on net loss or shareholders’ equity of the Company: Finance expenses and income - In accordance with U.S. GAAP, financial income and expense were presented net in our consolidated statements of profit or loss (although presented separately in a note). Under the IFRS, the Company has separately classified financial income and expense in its consolidated financial statements.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses.”

D. Trend Information

Other than as disclosed elsewhere in this 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Use of Estimates

We describe our material accounting policies and estimates in Note 2 to our annual consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP.

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For more information, please see Note 2 to our annual consolidated financial statements contained elsewhere in this annual report.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-262480) on Form S-8 and (Nos. 333-269306 and 333-260338) on Form F-3 of our report dated June 17, 2024, with respect to the consolidated financial statements of NeuroSense Therapeutics Ltd.

Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

June 17, 2024